STARFIELD RESOURCES INC. (Tier 1)		December 10th 2003
PRESS RELEASE
Corporate Office:		#SRU-20-03
Suite 420-625 Howe Street
Vancouver, BC CANADA		SRU – TSX.V
V6C 2T6		SRFDF – OTC BB
Tel: (604) 608-0400	Fax (604) 608-0344
Toll Free: (877) 233-2244	Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

$450,000 PRIVATE PLACEMENT

The Company announces a 1,500,000 unit private placement of $450,000 to be used for working capital and exploration at its Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

The Placement will consist of non flow through units at $0.30 per unit. Each unit is comprised of one common share and one full purchase warrant; each full purchase warrant together with $0.40 entitles the holder to purchase a further share for a period of 24 months.

Finders Fees will be paid in accordance with TSX policies.

On Behalf of the Board of Directors,

“Glen J. Indra”

Glen J. Indra

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.